UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated August 31, 2015
2.	Summons to General Shareholders' Meeting to be held September 7, 2015

Item 1

RELEVANT INFORMATION

Bogotá, August 31, 2015. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an extraordinary General Shareholders’ meeting has been called for September 7, 2015. The purpose of this meeting consists in proposing an amendment to the by-laws of the company regarding the consideration and approval of the consolidated financial statements of the company solely for the period ended June 30, 2015.

Grupo Aval further informs that it intends to call an ordinary General Shareholders’ meeting during September for the purpose of submitting to the consideration and approval of its shareholders the separate (individual) financial statements of the company for the period ended June 30, 2015 and the respective proposal of distribution of dividends.

 Item 2

An extraordinary General Shareholders’ meeting has been summoned for September 7, 2015, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

General Shareholders’ Extraordinary Meeting

Summoning

The President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place next Monday, September 7, 2015 at 3:00 p.m., at the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Proposal of amendment to the by-laws of the company in order to add an interim paragraph to Article 14 of the by-laws regarding the consideration and approval of the consolidated financial statements of the company for the period ended June 30, 2015.

5.	Closure of the meeting

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your certificate of assistance in advance, please confirm your assistance to Deceval at phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24 A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President	Bogotá, August 31, 2015”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel